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                                                    Washington, DC 20006-1238
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February 22, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:iShares, Inc.
   File Nos. 33-97598, 811-09102
   Post-Effective Amendment No. 53

Ladies and Gentlemen:

On behalf of iShares, Inc. (the "Company"), we hereby transmit for filing under the Securities Act of 1933 and the Investment Company Act of 1940, Post-Effective Amendment No. 53 to the Company's Registration Statement on Form N-1A. This Amendment relates to the iShares MSCI Austria Index Fund and the iShares MSCI Netherlands Index Fund and is being filed for the purpose of updating performance and trustee information.

This amendment is being filed under Rule 485(a) and will become effective automatically 60 days after filing. However, as we discussed in our telephone conversation yesterday, the Company is submitting, concurrent with this amendment, a request for acceleration of the effective date of this amendment (and Post-Effective Amendment No. 52) to February 25, 2008.

If you have any questions, please call me at (202) 303-1203.

Sincerely,

/s/ Anthony A. Vertuno
--------------------------
Anthony A. Vertuno

cc:Kevin Smith, Esq.
   Elliot Gluck, Esq.

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